Filed by Hatteras Financial Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Hatteras Financial Corp.
File No.: 001-34030

Hatteras Financial Corp. Declares Short Period Dividend on Shares of Common Stock in connection with Acquisition by Annaly Capital Management, Inc.

Company Release – July 1, 2016—WINSTON SALEM, N.C.—(BUSINESS WIRE)— In accordance with the terms of the merger agreement by and between Hatteras Financial Corp. (NYSE:HTS) (the “Company”), Annaly Capital Management, Inc. (NYSE:NLY) (“Annaly”) and Ridgeback Merger Sub Corporation, dated as of April 10, 2016 (the “Merger Agreement”), the Board of Directors of the Company today declared a cash dividend on shares of its common stock for the period from June 24, 2016 through July 11, 2016.

Common Stock Dividend

In accordance with the terms of the Merger Agreement, the Company’s Board of Directors today declared a dividend of $0.08804 per common share for the period from June 24, 2016 through July 11, 2016, which is the date the exchange offer is currently scheduled to expire and the business day before the expected closing date of the merger. The dividend will be paid on July 14, 2016, to stockholders of record as of 5:00 p.m. on July 11, 2016, with an ex-dividend date of July 7, 2016. A stockholder who tenders into the exchange offer will be entitled to receive the foregoing dividend.

About Hatteras Financial Corp.

Hatteras Financial Corp. is a real estate investment trust formed in 2007 to invest in single-family residential real estate mortgage assets. Based in Winston-Salem, N.C., the Company is managed and advised by Atlantic Capital Advisors LLC. The Company is a component of the Russell 2000® and the Russell 3000® indices.

Additional Information about the Exchange Offer by Annaly Capital Management, Inc.

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor is it a substitute for the exchange offer materials that Annaly and its merger subsidiary have filed with the Securities and Exchange Commission (“SEC”) in connection with the exchange offer for the outstanding shares of common stock of the Company. Annaly and its merger subsidiary have filed a tender offer statement on Schedule TO, Annaly has filed a registration statement on Form S-4, and the Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION. COMPANY STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS (AS THEY MAY BE AMENDED FROM TIME TO TIME) CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF COMPANY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES.

The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of the Company’s common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Annaly’s Investor Relations department at 1-888-8Annaly (1-888-816-6159).

Hatteras Financial Corp.

Kenneth A. Steele, Chief Financial Officer

336-760-9331

www.hatfin.com

Source: Hatteras Financial Corp.